Exhibit 99.5

Proxy form for the use of Registered Shareholders of

AVG Technologies N.V.

For the Extraordinary General Meeting of Shareholders (EGM) of AVG Technologies N.V. (the Company or AVG) to be held on 23 August 2016 at 10:00 a.m. CET at the offices of Allen & Overy LLP, Apollolaan 15, 1077 AB Amsterdam, the Netherlands.

The undersigned,

(name)

(address)

(postal code/town/country)

hereinafter referred to as the Grantor, acting in his capacity as Registered Shareholder1 of                      (number) ordinary shares in the Company that are duly registered in that shareholder’s name on 26 July 2016 in the shareholders register of the Company.

hereby grants a power of attorney to:

(name)[2]

(address)

(postal code/town/country)

to represent the Grantor at the EGM of the Company and to speak and to exercise all rights connected with the abovementioned shares.

A PROXY MAY BE GRANTED WITH OR WITHOUT VOTING INSTRUCTIONS. WHEN PROPERLY EXECUTED AND GRANTED TO MRS. JOYCE J.C.A. LEEMRIJSE, CIVIL LAW NOTARY IN AMSTERDAM, THE NETHERLANDS, THIS PROXY WILL BE VOTED IN THE MANNER INSTRUCTED HEREIN BY THE GRANTOR. IF NO INSTRUCTION IS MADE, THIS PROXY WILL BE VOTED IN FAVOUR OF ALL PROPOSALS MADE BY THE COMPANY.

1 A Registered Shareholder as used herein means a holder, pledgee or usufructuary of ordinary shares whose ownership is directly recorded in the Company’s register of shareholders.

2 Fill in “Allen & Overy” if you do not have a preference for a representative. In this respect Allen & Overy refers to civil law notary Mrs. Joyce J.C.A. Leemrijse and/or each (junior) civil law notary and notarial employee of Allen & Overy LLP, Amsterdam office.

IF YOU WISH TO PROVIDE VOTING INSTRUCTIONS:

Copies of the notice of the EGM, the full agenda including explanatory notes, the proposals to amend the Articles of Association of the Company are available for inspection, and can be obtained free of charge, at the office of the Company in Amsterdam (AVG Technologies N.V., Gatwickstraat 9, 1043 GL Amsterdam) and are also published on the Company’s website at http://investors.avg.com.

Please read all such materials before indicating your vote below:

No.	Agenda	For	Against	Abstain
1.	Opening	n.a.	n.a.	n.a.

2.	Explanation of the recommended tender offer (the Offer) by Avast Software B.V. (Buyer), a direct wholly-owned subsidiary of Avast Holding B.V. (Parent), to purchase any and all of the outstanding ordinary shares in the capital of AVG (collectively, the Shares), from AVG’s shareholders (the Shareholders), in exchange for $25.00 per Share, to the sellers in cash, without interest	n.a.	n.a.	n.a.

3.	Full and final release from liability of all of the members of the Supervisory Board for their service through the date of the EGM: D.L. Fuller, G. Eichler, J.W. Meeks, C.J. Tenwick, J.G. Haars, F.E. Esser and R.J. Dunne

4.	Appointment of the following members of the Supervisory Board (based on binding nominations)	n.a.	n.a.	n.a.

4. (i)	René Bienz

4. (ii)	Gagandeep Singh

4. (iii)	Glenn Taylor

5.	Full and final release of liability of all of the members of the Management Board for their service through the date of the EGM: G. Kovacs and J.G. Ross and through the date of his resignation for J. Little

6.	Appointment of the following members of the Management Board (based on binding nominations)	n.a.	n.a.	n.a.

6. (i)	Alan Rassaby

6. (ii)	Stefan Boermans

6. (iii)	Dick Haarsma

7.	Corporate governance structure AVG	n.a.	n.a.	n.a.

7 (i)	Conversion (change of legal form) of AVG into a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) and amendment of AVG’s articles of association (the Articles of Association) in accordance with AoA Proposal I

7. (ii)	Amendment of the Articles of Association in accordance with AoA Proposal II

8.	Asset Sale and Liquidation	n.a.	n.a.	n.a.

8. (i)	Approval of the sale of substantially all assets, including tax attributes to the extent transferable of AVG to, and assumption of all liabilities of AVG by Buyer or one or more of its designees as required under article 2:107a Dutch Civil Code (DCC)

8. (ii)	(a) Dissolution (ontbinding) of AVG in accordance with article 2:19 DCC; (b) appointment of Stichting Vereffening AVG Technologies as the liquidator (vereffenaar) of AVG in accordance with article 2:19 DCC and (c) approval of the Second Step Distribution

9.	Any other business	n.a.	n.a.	n.a.

10.	Close of meeting	n.a.	n.a.	n.a.

Signature:

Place:

Date:

This proxy must be fully completed, signed and sent to Mrs. Joyce J.C.A. Leemrijse, civil law notary in Amsterdam, the Netherlands, at the offices of Allen & Overy LLP (Apollolaan 15, 1077 AB Amsterdam, the Netherlands) or, if sent in pdf-form electronically at her e-mail address: joyce.leemrijse@allenovery.com. To be counted, this proxy form must be received by Mrs. Joyce J.C.A. Leemrijse ultimately on 18 August 2016, at 24:00 hours CET.

NOTE TO BENEFICIAL OWNERS: If you hold your shares through a bank, a financial institution, or other financial intermediary, you are considered a “beneficial owner” and should not use this proxy form. In order to exercise your meeting rights by proxy, please follow the instructions and use the voting instrument provided by the bank, financial institution, account holder or other financial intermediary that holds your shares.